Exhibit 4.24

AGREEMENT

Between

BLUE SQUARE ISRAEL LTD.
Publ. Co. 520042847
of 2 Amal Street, Afeq Industrial Zone, Rosh Ha’ayin
(hereinafter: “the Seller”)

of the one part;

And

BLUE SQUARE REAL ESTATE LTD.
Pvte. Co. 513765859
of 2 Amal Street, Afeq Industrial Zone, Rosh Ha’ayin
(hereinafter: “the Buyer”)

of the other part;

WHEREAS:	The Seller engages in the operating of a chain of retail stores and is also the owner of activities in the field of letting, management, development and improvement of real estate properties owned by it; and

WHEREAS:	Pursuant to a resolution of the Seller’s board of directors, the Seller wishes to split its activities, in a manner whereby properties, rights and obligations connected with and/or relating to the Seller’s activities in the field of letting, management, development and improvement of real estate properties owned by it (hereinafter: “the Real Estate Activities being Transferred”) will be transferred to the Buyer in consideration for the allotment of shares of the Buyer to the Seller (hereinafter: “the Spin-Off”) ; and

WHEREAS:	The Buyer is a wholly-owned subsidiary of the Seller, which was established with the objective of constituting a real estate development, initiation and management company, inter alia by way of the acquisition of the properties, rights and obligations connected with and/or relating to the Real Estate Activities being Transferred; and

WHEREAS:	The parties declare that the Spin-Off is being effected for a commercial and economic purpose, which includes enabling concentration on the development of real estate owned and managed by the Seller, coupled with creating a sub-specialization in the fields of activity being transferred; and

WHEREAS:	The Spin-Off is being implemented in accordance with [Section] 105A(2) of Income Tax Ordinance, including all the conditions and sub-sections thereof, and is contingent upon an approval from the tax authorities and confirmation of the applicability of the tax benefits under Section 105B of the Income Tax Ordinance; and

WHEREAS:	For purposes of implementing the aforesaid Spin-Off, the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, the Property Sold as defined below, all in accordance with the conditions set forth in this Agreement; and

WHEREAS:	The parties have applied to the tax authorities with a request to receive a pre-ruling pursuant to which the Property Sold will be transferred from the Seller to the Buyer in accordance with Section 105A(2) of the Income Tax Ordinance (New Version), 5721-1961 and on such conditions as will be specified in the pre-ruling by the tax authorities; and

WHEREAS:	The parties wish, in the scope of the provisions of this Agreement, to stipulate and define the legal relationship between them regarding the acquisition of the Property Sold and the transfer thereof, subject to a framework that will be prescribed in the pre-ruling by the tax authorities, all in accordance with the terms and conditions set forth below in this Agreement;

Now therefore it is agreed, declared and stipulated by the parties as follows:

1.	Preamble and interpretation

1.1	The preamble to the Agreement, the appendices hereto and the declarations by the parties constitute an integral part hereof.

1.2	The division of this Agreement into clauses and sub-clauses and the headings appearing in it has been done solely for the sake of convenience, and no use shall be made thereof for purposes of the interpretation hereof.

2.	Definitions

In this Agreement the following terms will have the meanings set opposite them:

2.1	“The Property Sold” – the properties being transferred, the rights being transferred and the liabilities being transferred, as same are defined below.

2.2	“The properties being transferred” – the real estate properties mentioned in Appendix A, which will be attached to this Agreement at the date of closing. For the removal of doubt it is clarified that the properties being transferred do not include all the real estate properties under the Seller’s ownership/leasehold, and this includes the fact that the properties being transferred do not include certain additional real estate properties which will be transferred to the Buyer by the Seller in the scope of a separate agreement.

2.3	“The rights being transferred” – all the Seller’s rights in connection with the properties being transferred, including rights pursuant to leasehold agreements and/or lease agreements and/or co-ownership agreements and/or purchase agreements and/or any other agreement between the Seller and any third party in connection with the properties being transferred, and including the Seller’s rights vis-à-vis Coop Blue Square Services Society Ltd. in respect of the properties being transferred.

2.4	“The liabilities being transferred” – all the Seller’s liabilities in connection with the properties being transferred and/or in connection with the financing of the Real Estate Activities being Transferred, including, but without derogating from the generality of the foregoing, obligations pursuant to leasehold agreements and/or lease agreements and/or co-ownership agreements and/or any other agreement between the Seller and any third party in connection with the properties being transferred. Included in the foregoing the liabilities being transferred include the financial obligations set forth in Appendix B, which will be attached to this Agreement on the date of closing, as will be approved in the pre-ruling of the tax authorities.

2.5	“The effective date” – December 31, 2005, or any other date on which the parties may agree, in accordance with the pre-ruling of the tax authorities.

3.	Representations and warranties by the Seller

The Seller hereby represents and warrants to the Buyer that:

3.1	Subject to the fulfillment of the suspensive conditions, there is no legal, contractual or other bar to its entering into this Agreement and to performing its obligations under this Agreement in full and punctually on due date.

3.2	It accepts the consideration shares as hereinafter defined, in the state in which they are “as is” without any representation and/or declaration on the part of the Buyer, including, but without limitation, the condition of the Buyer, its liabilities, assets and its business, and any other matter and thing likely to be of interest to a reasonable purchaser of the consideration shares. The Seller waives any allegation of defect or flaw in connection with the consideration shares.

4.	Representations and warranties by the Buyer

The Buyer hereby represents and warrants to the Seller that:

4.1	It is purchasing the Property Sold in its present condition “as is” at the date of signing of this Contract, without any representation and/or declaration on the part of the Seller, including, but without limitation, in regard to the state of the Real Estate Properties from the physical and/or zoning and/or legal aspect and/or any other aspect and/or any other matter and thing likely to be of interest to a reasonable purchaser of rights in land. The Buyer waives any allegation of defect or flaw in connection with the Property Sold.

4.2	Subject to the fulfillment of the suspensive conditions, there is no legal, contractual or other bar to its entering into this Agreement and to the performance of its obligations under this Agreement in full and punctually on due date.

5.	Suspensive conditions

5.1	This Agreement and its implementation is contingent upon the fulfillment and compliance with the following cumulative conditions (hereinafter: “the Suspensive Conditions”):

5.1.1	Obtaining of all the resolutions and approvals required for implementing the transactions covered by this Agreement from the competent organs of the Seller.

5.1.2	Obtaining of all the resolutions and approvals required for implementing the transactions covered by this Agreement from the competent organs of the Buyer.

5.1.3	Receipt of a pre-ruling from the Income Tax Commission to the implementation of the Spin-Off (hereinbefore and hereinafter: “the Tax Authorities Pre-Ruling”).

5.1.4	Obtaining the consent of third parties to the transfer of the Property Sold from the Seller to the Buyer (including the consent of the creditors to the transfer of these liabilities as set forth in Appendix C), to the extent that such consents are required.

5.2	If the Suspensive Conditions or any of them is not fulfilled within 6 months from the date of signing of this Agreement, and the parties have not agreed to an extension of the time as stated in Clause 5.3 below, this Agreement will be null and void, without this being deemed to be a breach hereof and without any party having a right to any remedy as a consequence thereof.

5.3	Notwithstanding the contents of Clause 5.2 above, each of the parties will be entitled, by way of written notice to the other party, to extend the date for fulfillment of the Suspensive Conditions, each time for a period of an additional 60 days over and above the last date that was specified for the fulfillment of the Suspensive Conditions prior to the giving of the notice, but it is agreed that under no circumstances shall the period for fulfillment of the Suspensive Conditions be extended beyond a period of 24 months from the date of signing of this Agreement.

5.4	Notwithstanding the contents of Clause 5.1 above, it is agreed that the parties will be entitled to waive the fulfillment of any of the Suspensive Conditions and/or to postpone the date for the fulfillment of any of the Suspensive Conditions.

6.	The transaction and the effective date

6.1	On the date of closing, as defined below, the Seller will transfer the Property Sold to the Buyer and the Buyer will accept the Property Sold from the Seller, commencing from the effective date, including on the basis whereby, commencing from the effective date, the Buyer will have the rights and obligations in respect of the properties being transferred, and will be entitled as against third parties and liable to third parties on all aspects connected with the rights being transferred and the liabilities being transferred, including on a basis whereby all the income and expenses in respect of the properties being transferred and/or the rights being transferred and/or the liabilities being transferred shall apply, commencing from the effective date, to the Buyer and shall be paid by it. To the extent that either of the parties should bear any payment and/or receive any income in connection with the properties being transferred and/or the rights being transferred and/or the liabilities being transferred, in excess of its entitlement or its obligations, as the case may be, in accordance with the provisions of this Clause 6.1 above, the parties will do an accounting between them, in a manner whereby each party will bear the expenses and will receive the income in accordance with the provisions of this Clause 6.1 above.

6.2.	Included in what is stated in Clause 6.1 above, it is agreed between the parties in relation to the properties being transferred as follows:

6.2.1	In relation to properties forming part of the Real Estate Properties that are leased to third parties (including properties leased to Blue Square Chain Properties and Investments Ltd. or to Blue Square Chain Hyper-Hyper Ltd.) – it is agreed that all the Seller’s rights and obligations pursuant to the lease agreements will be assigned to the Buyer, commencing from the Effective Date, on a basis that the Buyer will be entitled and liable to third parties as aforesaid, commencing from the Effective Date onwards, for everything connected with the lease agreements.

6.2.2	In relation to properties forming part of the Real Estate Properties of which the Seller itself makes use – it is agreed that these properties will be leased to the Seller by the Buyer, commencing from the Effective Date onwards, in accordance with the conditions of lease as set forth in a lease agreement that will be signed between the Seller and the Buyer, as stated in Clause 8.2 below.

6.3	To the extent that consent is required from third parties to the transfer of the Property Sold and/or to any part thereof, the Seller undertakes to act diligently and persistently, in order to obtain the consent of such third parties. Where consent of any third party is required as aforesaid and such consent has not been received (hereinafter: “Transfers Requiring Consent”), the Seller will continue with the implementation of the contractual arrangement, in trust for the Buyer until the transfer is completed. All receipts which the Seller may receive in respect of Transfers Requiring Consent of the transfer which has not been completed, will be accepted by the Seller in trust for the Buyer and will be transferred to the Buyer immediately upon the receipt thereof. The Seller will not have a proprietary and/or other right in and to a receipt that may be received by it as aforesaid. The Seller will be entitled to indemnity from the Buyer in respect of its expenses, and in respect of any damage that may be sustained by it in connection with such Transfers Requiring Approval.

It is agreed that consent fees to the Israel Lands Administration in respect of the transfer of the rights in any of the Real Estate Properties to the Buyer, to the extent that same apply, shall be borne by the Buyer and shall be paid by it.

6.4	The parties shall act in cooperation until completion of registration of the transfer of rights in the Real Estate Properties from the Seller to the Buyer, and included in this the parties will sign any deed and/or application and/or any other document that may be necessary for purposes of completing the registration as aforesaid. It is agreed that the Buyer will bear all the costs and/or fees connected with completion of registration as aforesaid.

It is agreed that to the extent that there are and/or may be attachments and/or encumbrances imposed on any of the Real Estate Properties, the Seller undertakes to act for the removal of such attachments and/or encumbrances, including in a manner that will facilitate completion of registration of the transfer of rights from the Seller to the Buyer.

7.	The consideration

As consideration in respect of the Property Sold, the Buyer undertakes to allot to the Seller, on the date of closing, 20,000 ordinary shares of NIS 1 par value each in the Buyer (hereinbefore and hereinafter: “the Consideration Shares”).

The parties declare and represent that no consideration has been transferred and/or will be transferred between them in respect of the Property Sold, apart from the allotment of the Consideration Shares and as set forth in the approval from the tax authorities.

8.	The closing

8.1	Within 7 days from the date of fulfillment of the Suspensive Conditions (hereinbefore and hereinafter: “the Date of Closing”), after the parties have verified that all the Suspensive Conditions have been fulfilled to their satisfaction, the parties will perform all the following acts and operations at one and the same time:

8.1.1	Possession of the Real Estate Properties will be transferred from the Seller to the Buyer.

8.1.2	The Buyer will allot the Consideration Shares to the Seller and will deliver to the Seller an allotment of shares report for the Registrar of Companies which relates to the allotment of the Consideration Shares to the Seller. The parties will sign a document for effecting an allotment in the form of Appendix C, which will be attached to this Agreement on the Date of Closing.

8.1.3	The Seller will deposit with the Buyer a notarial irrevocable power of attorney in 2 copies in favor of the Buyer, enabling the Buyer to perform any act in connection with the Properties being transferred, including the transfer of rights in the Properties being transferred into the name of the Buyer.

8.1.4	The parties will sign any document and will perform any act which may be required for purposes of consummating the transaction that is the subject of this Agreement.

8.2	Within 30 days from the Date of Closing the parties will enter into a lease agreement in relation to the properties which will be let to the Seller by the Buyer, and also a services agreement in relation to the services which the parties will render to one another commencing from the date of closing onwards.

8.3	It is agreed that in a case in which the parties decide on transferring certain employees of the Seller to the Buyer, the parties will, within 30 days from the Date of Closing, enter into an agreement for the transfer of such employees.

9.	Liability and indemnity

Any responsibility and/or liability to any person and/or body, including to the various administrative authorities, in connection with the Property Sold, the origin and/or grounds for which and/or the facts on which same are based relate to any period, whether before the Date of Closing or after the Date of Closing, except only current payments in relation to which Clause 10.2 below will apply, shall be borne by the Buyer alone. The Buyer will indemnify the Seller in respect of any damage or expense that may be caused to the Seller as a result of a claim or demand in connection with the Property Sold the responsibility for which is imposed on the Buyer in accordance with the foregoing.

10.	Taxes

10.1	The parties are aware that implementation of the transaction that is the subject of this Agreement does not involve the payment of any taxes, including taxes pursuant to the Income Tax Ordinance and/or under the Land Taxation Law and/or according to the Income Tax Law (Adjustments for Inflation). Notwithstanding the foregoing, if any tax should apply in connection with the implementation of the transaction as aforesaid, then the following provisions will apply:

10.1.1	The Seller will bear payment of any tax or levy, if and to the extent that same applies to it, in its capacity as seller of the rights in the properties being transferred, by virtue of the provisions of any law in respect of any transfer of a right in real estate that is the subject of this Agreement, apart from a betterment levy in relation to which the provisions of Clause 10.3 below will apply, and apart from consent fees and costs of registration, to which the contents of Clauses 6.3 and 6.4 above will apply.

10.1.2	The Buyer will bear payment of any tax or levy, to the extent that same applies to it, in its capacity as purchaser of the rights in the properties being transferred, by virtue of the provisions of any law in respect of any acquisition of a right in real estate that is the subject of this Agreement, and included in this the purchaser shall bear the Land Acquisition Tax at a rate of 0.5% in accordance with the tax authorities’ pre-ruling. For the avoidance of doubt, it is clarified that in addition the Buyer shall bear the consent fees and the costs of registration as referred to in Clauses 6.3 and 6.4 above, and a betterment levy as mentioned in Clause 10.3 below.

10.2	All the taxes, municipal rates, fees and current payments which applied and/or which apply and exist and/or which may apply in the future in connection with the real estate, whether or not payment thereof has been demanded, including debts to property tax, if same exist, in relation to a period which is up to the Effective Date, will be borne by the Seller, and from the Effective Date onwards the payments mentioned in this clause will be borne by the Buyer.

10.3	A betterment levy which applies and/or which may in the future apply in respect of any of the Real Estate Properties, shall apply to the Buyer and shall be paid by it. It is clarified in this regard that to the extent that the Seller has a right against any third party for reimbursement and/or contribution and/or indemnity in respect of such betterment levies, such right is hereby endorsed over to the Buyer in the scope of this Agreement.

11.	Arbitration

11.1	Any disputes that may arise between the parties, inter alia, in connection with and/or in relation to this Agreement and/or in connection with any of the provisions hereof and/or in connection with the implementation and/or breach hereof, if any, shall be referred for the decision of an arbitrator who shall be appointed by the parties by consensus agreement and in the absence of agreement the arbitrator will be appointed by the senior partner, for the time being, in the firm of the Seller’s auditors.

11.2	The arbitrator shall adjudicate on the aforesaid disputes or on any of them after having been requested to do so by notice in writing signed by any of the parties to this Agreement.

11.3	The arbitrator will be bound by the substantive law, but shall not be bound by the rules of evidence and of procedure.

11.4	This clause constitutes a valid arbitration agreement within the meaning thereof under the Arbitration Law, 5728-1968.

12.	Miscellaneous

12.1	This Agreement does not constitute an agreement in favor of a third party.

12.2	The parties hereby ratify that the validity of this Agreement, in accordance with the conditions hereof, is commencing from December 31, 2005.

12.3	The expenses of the transaction covered by this Agreement (including attorneys’ fees, payments to consultants, etc.) shall be borne by the Buyer and shall be paid by it.

12.4	No modification, amendment and/or addition to this Agreement will be of any force and shall be deemed not to have been made, unless drawn up in writing and signed by all the parties to this Agreement.

12.5	The parties mutually undertake to sign any deed and document and to furnish any approval and document required for the actual implementation of the transaction pursuant to this Agreement. For the removal of doubt it is clarified that the parties will be entitled to extend the validity of any date fixed in this Agreement.

12.6	The parties shall render reports according to law to the competent authorities in connection with this transaction and the implementation hereof, to whatever extent is required according to law.

In Witness Whereof the Parties have Hereunto Signed:

By: /s/ David Weissman /s/ Gil Unger —————————————— Blue Square Israel Ltd.	By: /s/ David Weissman /s/ Uri Bogomilsky —————————————— Blue Square Real Estate Ltd.

List of properties being transferred in the framework of the split according to Section 105A(2) of the Income Tax Ordinance

Serial No.	Serial number in list of all Blue Square assets only	Town or city	Name of Property	Address of Property	Block	Parcel (including. portions of parcels)
1	1	Even Yehuda	Even Yehuda Mall	Hameyasdim	8019	3,70,71
2	2	Ofakim	Ofakim	20 Herzl	39577	1,2
3	3	Eilat	Maaleh Eilat D	Derech Hayotam	40048	1
4	4	Eilat	Eilat-City Center Industrial Zone	23 Hativat Golani	40029	17, 18, 19
5	5	Eilat	Pharm Maaleh Eilat	Derech Hayotam	40048	1
6	6	Eilat	Shachmon	290-294 Sheshet Hayamim	40096	1
7	8	Elad	Elad	32 Ben Zakai	4060	44-51, 58
8	9	Ariel	Ariel B	78 Tzionut	None	None
9	11	Ashdod	Ashdod C	Hapalmach/Ad Halom	2462	45
10	12	Ashdod	Ashdod H	Sderot Menachem Begin/Merkaz Kalanit	2074	151
11	13	Ashdod	Ashdod Lido	Lido Beach	2061	111
12	14	Ashkelon	Kanyon Lev Ashkelon	Hahistadrut 40	Block 1929 Parcels 207, 208, 211	Block 1945, Parcel 33
13	15	Beer Sheva	Metzada	2 Mivtsa Ovda	38094	32/2
14	16	Beer-Sheva	Avia Mall	49 Mivtsa Yoav	38100	59
15	17	Beitar Elite	Beitar Illit	22/24 Baba Sali	None	None
16	18	Bat-Yam	Ramat Yosef	20 Mivtza Sinai	7131	39/15
17	19	Bat Yam	Mega Bat Yam	20 a Amal	7122	47
18	21	Givatayim	Givatayim Offices	13 Tfutsot Israel	8156	535
19	22	Givatayim	Givatayim Weizmann, Parking	20 Weizman	6154	435/2,3
20	23	Gedera	Gedera Plot	Weizman /Pines	3876	72, 140
21	24	Herzliya	Nof Yam	10 Shaar Hayam	5670	268
22	25	Herzliya	Neveh Amal	19 Katzenelson	6558	151
23	26	Zickron Yaakov	Shmurat Zichron	Hahalutzim/Hakovshim	11319	88
24	27	Hadera	Neot Chen	19 Smilansky/ Hillel Yaffe	10036	438
25	28	Hadera	Beit Eliezer	21 Haatzmaut	7731	126/1
26	29	Holon	Neot Shoshanim	104 Hahistadrut	6021	1012/1

1

List of properties being transferred in the framework of the split according to Section 105A(2) of the Income Tax Ordinance

Serial No.	Serial number in list of all Blue Square assets only	Town or city	Name of Property	Address of Property	Block	Parcel (including. portions of parcels)
27	30	Haifa	Bat Galim	37 Haaliya Hashniya	10817	29, 30, 31
28	31	Haifa	Mega Haifa (Castra)	8 Friman	Blocks 10735, 12064, 12065	24, 50, 58
29	32	Haifa	Mega Admirality (Store)	Yigal Yadin/ 71 Halutzei Taasia	11636	3
30	33	Haifa	Auditorium	Sderot Hanasi Carmel Center	Block 10307 Parcel 124	Parcel 10809 Block 494
31	34	Haifa	Migdalei Carmel	20 Hanah Senesh	10870	Present Block - 59 Old Blocks - 25, 26
32	36	Yokneam	Yokneam Mall	Derachim Mall	Block 11098 Parcels 58, 204, 206, 208, 210	Block 11495 Parcels 23, 58, 66, 68, 71
33	37	Jerusalem	Allenby Jerusalem	Beitar/Yenovsky	30113	7
34	38	Jerusalem	Talpiot Mall	Pierre Koenig 8 / Harekavim	30141	137
35	39	Kfar-Yona	Kfar-Yona	6 Sharet	8150	4,5,6,7,8
36	40	Kfar-Saba	Ron Kfar-Saba	2 Yehuda Cohen	6431	184
37	41	Kfar Saba	Mega Yachin	1 Atir Yeda	Block 7613 Parcel 96	Block 7615, Parcels 13, 17
38	42	Carmiel	Mega Carmiel	3 Maaleh Camun	19160	9
39	43	Lod	Ganei Aviv	14 Arba Onot	Block 3958 Parcel 41	Block 3970 Parcel 102
40	44	Migdal Haemek	Migdal Haemek	39 Nitzanim/Atsmaut	17455	45,47,57,110, 117
41	45	Modiin	Malibu	24 Emek Dotan	5690	Parcel 19 Sub -parcel 1
42	46	Modiin	Modiin Hashimshoni	Emek Bayit Shean/Yehezkel Hanavi	5669	21
43	47	Modiin Elite	Kiriat Sefer	2 Sderot Yehezkel	None	None
44	48	Mazkeret Batia	Mazkeret Batia	Sderot Eliahu/Lilach	3898	38
45	49	Maccabim/Reut	Maccabim	Commercial Center Rananim	5313	78
46	50	Nahariya	Northern Mall Nahariya - closed	2 Irit	18133	19
47	51	Neveh Monoson	Neveh Monoson	30 Hashaked/Pninim	6502	300/2
48	52	Nes Ziona	Mega Nes-Ziona	Ha'irusim	3845	269/1

2

List of properties being transferred in the framework of the split according to Section 105A(2) of the Income Tax Ordinance

Serial No.	Serial number in list of all Blue Square assets only	Town or city	Name of Property	Address of Property	Block	Parcel (including. portions of parcels)
49	53	Nazareth	Har Yona	Yekinton/Atara	17531	64,65
50	54	Nazareth	Arbel	1 Amal	17742	6
51	55	Netivot	Shefa Shuk Netivot	123 Joseph Smilo	39583	3, 30
52	56	Netanya	Jerusalem	29 Jerusalem	8260	286/1
53	57	Netanya	Center - Stampfer	14 Stampfer	8264	113/3
54	58	Netanya	HaRav Kook	32 Harav Kook	8271	180
55	59	Afula	Mega Afula Store	Kehilat Zion	16699	14-16
56	60	Petach Tikva	Amishav	96 Derech Menachem Begin	4044	22-34, 36, 37
57	61	Petach Tikva	Maccabim	73 Stampfer/ Avniel	6361	444
58	63	Kiriat Ata	Bayit Vegan	10 Haatzmaut	11022	34
59	64	Kiriat Ata	Zevulun	Zevulun/Haatzmaut	11051	71, 103, 112
60	65	Rishon LeZion	Neveh Carmit	65 Jabotinsky	3945	Block 718 Sub-parcel 12
61	66	Rishon LeZion	Rishon LeZion D	33 Shimon Peres	3946	221
62	67	Rechovot	Shaarei Ir- Rechovot	15 Derech Yerushalayim	3699	248/2
63	68	Rechovot	Sharona Center	2 Jerusalem /Mader	3698	2, 15, 16
64	69	Rechovot	Mega Rechovot	26 Derech HaYam	3654	28, 30
65	71	Ramle	Ramle Maccabi Esh Store	Sderot Jerusalem/Nofei Hamed	4341	25, 26
66	72	Ramat Gan	Haroe Ramat Gan	2 Haroe	6126	8, 26-28
67	73	Ramat Hasharon	Mega Morasha	Hacharoshet	Block 6547 Parcel 138	Block 6550 Parcel 92
68	75	Raanana	Raanana Center	114 Ahuza	6580	Parcel 23 Sub-parcel 4
69	76	Raanana	Vatikim	11 Hahistadrut	7655	122
70	77	Raanana	Bikel	2 Weizman	7657	4
71	78	Shoham	Shoham	161 Emek Ayalon	6847	10
72	79	Tel Aviv	Weizman	20 Weizmann	6111	608, 609
73	80	Tel Aviv	Dizengoff Square - Shefa Chen	7 Dizengoff Square, Beilinson	7091	Parcel 65 Sub- parcel 2
74	82	Tel Aviv	La Guardia	76 La Guardia	6134	561/2

3

List of properties being transferred in the framework of the split according to Section 105A(2) of the Income Tax Ordinance

Serial No.	Serial number in list of all Blue Square assets only	Town or city	Name of Property	Address of Property	Block	Parcel (including. -portions of parcels)
75	83	Tel Aviv	Ibn Gvirol	30 Ibn Gvirol	6111	Parcel 744 Sub parcel 64
76	84	Tel Aviv	Yehuda Hamacabbi	46-48 Yehuda Hamacabbi	6212	865, 866, 867
77	85	Tel Aviv	Neot Afeka	15 Leah	6625	Parcel 954 Sub -parcels 1, 2
78	86	Tel Aviv	Kiriat Shalom	44 Israel Guri	6982	19
79	87	Tel Aviv	Ramat Hahayal	7 David Marcus	6336	450, 451
80	88	Tel Aviv	Neveh Avivim	13 Oppenheimer	6630	Parcel 561 Sub-parcel 8
81	89	Tel Aviv	Giborei-Israel	57 Yigal Alon	7108	54
82	90	Tel Aviv	Migdalei David	12 Uri	6111	838, 841, 848
83	91	Tel Aviv	Maoz Aviv	209 Bnei Efrayim	6636	Parcel 654 Sub-parcel 1
84	92	Tel Aviv	Kfar Shalem	Maapilei Haegoz/ Snapir	7244	81
85	93	Tel Aviv	Central Station Tel Aviv	108 Levinsky	7060	57, 58
86	94	Tel Aviv	Ramot Zahala	2 Grofit	6624	367, 368
87	95	Tel Aviv	Tel Baruch	8 Beker	6626	19-24
88	96	Tel Aviv	Neveh Tsahal	14 Aluf	6892	41
89	97	Tel Aviv	Shuk Sitonayi	94 Hashmonaim	7104	93
90	98	Tel-Mond	Tel-Mond	4 Hashaked	7800	262

4

Appendix A	As per statements - adjusted to December 31, 2005 in thousand NIS

Para. 4	000s NIS	000s NIS	000s NIS

	Total Immediately prior to split after deduction of properties transferred pursuant to Section 104 of the Ordinance	Remaining in the splitting continuing company	Transferred pursuant to Section 105 to new company	Transferred pursuant to Section 104	Total real estate company Dec. 31, 05

Current assets	619,909	519,173	736		736
Long-term accounts receivable	524,358	502,264	22,094		22,094
Investee companies	540,248	507,975	22,554		22,554
			9,719		9,719
		226	266		266
Fixed assets, net	1,180,513	186,129	994,384	36,288	1,032,672
Other assets and deferred expenses, net	1,737	1,737

	2,766,765	1,717,644	1,049,221	38,288	1,087,509

	100%	62.1%	37.9%
			Ÿ	Ÿ
			Appendix C	Appendix B

Para. 7	As per statements adjusted to December 31, 2005 in thousands NIS
Transfer of liabilities to new companies	Total Split company immediately prior to split	Remaining in the splitting continuing company	Transferred to new company

Value of assets as per adjusted statements	2,766,765	1,717,544	1,048,221	38,288	1,087,509

Liabilities for attribution up to the extent of
the value of the property

Suppliers and service providers	442,242	442,242			-
Accounts payable	289,613	280,997	8,616		8,616
Accrued severance pay	27,939	27,879	60		60
Deferred taxes, net	1,232	11,531	12,763		12,763
Loan associated with real estate transferred	500,000		500,000		500,000

Total associated liabilities	1,261,026	739,587	521,439		521,439

Total assets less attributed liabilities	1,505,739	977,957	527,782	38,288	566,070

Ratio to distribution of non-attributed liabilities	100%	65%	35.1%

Non-attributed liabilities for distribution
Interest rate, date of receipt and due date of
maturity
Bonds	389,764
Loan from banks	288,957

Total non-attributed liabilities	678,721	440,820	237,901	-	237,901

100%	64.9%	35.1%

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